Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 9,	February 10,
	2008	2007
Earnings
Income before income taxes	$377,611	$358,008
Fixed charges	81,410	75,894
Less: Capitalized interest	(630)	(660)

Adjusted earnings	$458,391	$433,242

Fixed charges
Gross interest expense	$57,963	$54,983
Amortization of debt expense	820	810
Interest portion of rent expense	22,627	20,101

Total fixed charges	$81,410	$75,894

Ratio of earnings to fixed charges	5.6	5.7

	Fiscal Year Ended August
	2007	2006	2005	2004	2003
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings
Income before income taxes	$936,150	$902,036	$873,221	$905,902	$833,007
Fixed charges	170,852	156,976	144,930	130,278	121,129
Less: Capitalized interest	(1,376)	(1,985)	(1,079)	(813)	(791)

Adjusted earnings	$1,105,626	$1,057,027	$1,017,072	$1,035,367	$953,345

Fixed charges
Gross interest expense	$121,592	$110,568	$102,341	$89,600	$79,301
Amortization of debt expense	1,719	1,559	2,343	4,230	7,334
Interest portion of rent expense	47,541	44,849	40,246	36,448	34,494

Total fixed charges	$170,852	$156,976	$144,930	$130,278	$121,129

Ratio of earnings to fixed charges	6.5	6.7	7.0	7.9	7.9